UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of report: May 3, 2022
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant’s name into English)

Innate Pharma S.A.
117 Avenue de Luminy-BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
This report on Form 6-K, and Exhibit 99.1 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-252074) of Innate Pharma S.A. (including any prospectuses forming a part of such registration statement) and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT LIST

Exhibit	Description
99.1	Corporate Presentation, dated April 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: May 3, 2022	By:	/s/ Mondher Mahjoubi
		Name	Mondher Mahjoubi
		Title:	Chairman of the Executive Board and Chief Executive Officer